UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                    (Amendment No. __2___)*

                         Datakey Inc.
      ______________________________________________________
                        (Name of Issuer)

               Common Stock, $0.05 Par Value
      ______________________________________________________
                 (Title of Class of Securities)

                         237909106
               ____________________________________
                         (CUSIP Number)

                      November 30, 1999
     -------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     -x--      Rule 13d-1(b)
     ----      Rule 13d-1(c)
     ----      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 237909106                13G         Page  2   of   13
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Special Situations Private Equity Fund, L.P. ("SSPE")
      F13-3916551
     MG Advisers, L.L.C. ("MG") F13-3916549
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)
  (a) | |
  (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY
----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER   See Marxe/Greenhouse
   SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
 REPORTING     -------------------------------------------------
PERSON WITH:   (8) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
     749,184
----------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.9
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (See Instructions)

     IV/IA
----------------------------------------------------------------











CUSIP No. 237909106           13G             Page  3  of  13
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Special Situations Technology Fund, L.P. ("SST") 13-3937585
     SST Advisers, LLC   ("SST") 13-3937583
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)

  (a) | |
  (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER   See Marxe/Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER            None
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
 REPORTING     -------------------------------------------------
PERSON WITH:   (8) SHARED DISPOSITIVE POWER       None
----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
     202,016
----------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

  3.5
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IV/IA
----------------------------------------------------------------










CUSIP No. 237909106           13G             Page  4  of  13
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Special Situations Cayman Fund, L.P. ("CAY") 98-0132442
     AWM Investment Comapny, Inc.  ("AWM") 11-3086452
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)

  (a) | |
  (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER   See Marxe/Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER            None
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
 REPORTING     -------------------------------------------------
PERSON WITH:   (8) SHARED DISPOSITIVE POWER       None
----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
  4,800
----------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   .08
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IV/IA
----------------------------------------------------------------










CUSIP No. 237909106             13G         Page  5  of  13
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     Austin W. Marxe
     David M. Greenhouse
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)

  (a) | |
  (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER         956,000
  SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER           None
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER    956,000
 REPORTING     -------------------------------------------------
PERSON WITH:    (8) SHARED DISPOSITIVE POWER      None
----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

      956,000
----------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     16.5
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------









                                        Page 6 of 13 Pages
Item 1.
(a) Name of Issuer: Datakey, Inc. (the "Issuer") This schedule relates to the common stock, Series A Preferred Stock and warrants convertible and exercisable into common stock of Datakey, Inc.
(b)  Address of Issuer's Principal Executive Offices:
     407 West Travelers Trail,  Burnsville, MN  55337-2554
Item 2.
(a) Name of Person Filing: This statement is filed on behalf of (i) Special Situations Private Equity Fund, L.P., a Delaware limited partnership ("SSPE"); (ii) Special Situations Technology Fund, L.P. , a Delaware limited partnership ("SST"); (iii) Special Situations Cayman Fund, L.P., a Cayman Islands limited partnerhsip ("CAY"); (iv) MG Advisers, L.L.C., a New York limited liability company,("MG"); (v) SST Advisers, L.L.C., Inc., a Delaware limited liability company ("SSTA"); (vi) AWM Investment Company, Inc., a Delaware corporation ("AWM"); (vii) Austin W. Marxe and (viii) David Greenhouse. Each of the foregoing is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons."
(b)  Address of Principal Business Office or, if none,
Residence:   The principal office and business address of the
Reporting Persons except the Cayman Fund is 153 East 53 Street, New York, New York 10022. The principal office and business address of the Cayman Fund is c/o CIBC Bank and Trust Company (Cayman) limited, P.O. Box 694, Edwards Street, Grand
                                   Page 7 of 13 Pages
 Cayman, Cayman Islands, BWI
(c) Citizenship: SSPE and SST are Delaware limited partnerships. MG is a New York limited liability company and SSTA is a Delaware limited liability company. CAY is a Cayman limited partnership and AWM is a Delaware corporation. Austin
W. Marxe and David M. Greenhouse are United States citizens. The principal business of SSPE, SST and CAY (individually, a "Fund" and, collectively, the "Funds") is to invest in, sell, convey, transfer, exchange and otherwise trade in principally equity and equity related securities. The principal business of MG is to act as general partner of and investment adviser
to SSPE.   The principal business of SSTA is to act as the
general partner of and the investment adviser to the SST. The principal business of AWM is to act as the general partner of and the investment adviser to CAY. MG, SSTA and AWM are referred to herein, individually, as an "Adviser" and,
collectively, as the "Advisers."   The principal occupation of
Austin W. Marxe and David Greenhouse is to serve as officers, directors and members or principal shareholders of the Advisers.
2(d)      Title of Class of Securities: See cover sheets.
2(e)      CUSIP Number:  See cover sheets.
Item 3. If this statement is filed pursuant to $240.13d-1(b) or 240.13d-2(b), check whether the person filing is a:
(a) ( )   Broker or Dealer registered under section 15 of the
                                   Page 8 of 13 Pages
           Act;
(b) ( )   Bank as defined in section 3(a) (6) of the Act;
(c) ( )   Insurance Company as defined in section 3(a) (19) of
          the Act;
(d) ( ) Investment Company registered under section 8 of the Investment Company Act of 1940;
(e) (x)   An Investment Adviser in accordance with $240.13d
          -1(b)(I)(ii)(E);
(f) ( ) An employee benefit plan or endowment fund in accordance with $240.13d-1(b)(I)(ii)(F);
(g) (x) A parent holding company or control person in accordance with $240.13d-1(b)(1)(ii)(G);
(h) ( ) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) ( ) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) ( )   Group, in accordance with $240.13d-1(b)(1)(ii)(J).
See Exhibit A attached hereto.
Item 4.   Ownership:
(a)  Amount Beneficially Owned:   956,000 shares of Common
Stock are beneficially owned by Austin W. Marxe and David Greenhouse; of which 749,184 common shares are owned by SSPE; 202,016 common shares are owned by SST and 4,800 common shares are owned by CAY.

                                   Page 9 of 13 Pages
(b) Percent of Class: 16.5 percent of the Common Stock are beneficially owned by Austin Marxe and David Greenhouse. 12.9 percent of the Common Stock are beneficially owned by SSPE,
3.5 percent are beneficially owned by the SST, and .08 percent are beneficially owned by CAY.
(c) Number of Shares as to which the person has Rights to Vote and/or Dispose of Securities: SSPE, MG, SST, SSTA, CAY
and AWM have sole power to vote or to direct the vote and to dispose or to direct the disposition of all securities reported hereby which are respectively beneficially owned by each Fund and its Adviser. Austin Marxe and David Greenhouse have shared power to vote or to direct the vote of and to dispose or to direct the disposition of securities reported hereby which are beneficially owned by Austin Marxe and David Greenhouse by virtue of being Executive Officers of the Investment Advisers.
Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of
securities, check the following     .
Item 6.Ownership of More than Five Percent on Behalf of Another Person: SSPE, SST and CAY as owners of the securities in question, have the right to receive any dividends from, or proceeds from the sale of, such securities.

                                   Page 10 of 13 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on By the Parent Holding Company: See Exhibit A attached hereto.
Item 8. Identification and Classification of Members of the
 Group:  Not applicable
Item 9. Notices of Dissolution of Group:  Not applicable.
Item 10.  Certification:
               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.










                                        Page 11 of 13 Pages
                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 1999


               SPECIAL SITUATIONS PRIVATE EQUITY FUND, L.P.


               By:/s/ Austin W. Marxe
                  Austin W. Marxe
                  Managing Director

               MG ADVISERS, L.L.C.


               By:/s/ Austin W. Marxe
                   Austin W. Marxe
                   President and Chief Executive Officer

               SPECIAL SITUATIONS TECHNOLOGY FUND, L.P.


               By: /s/ Austin W. Marxe
                   Austin W. Marxe
                   Managing Director


               SST ADVISERS, L.L.C.


               By: /s/ Austin W. Marxe
                   Austin W. Marxe
                   President and CEO


               SPECIAL SITUATIONS CAYMAN FUND, L.P.


               By: /s/ Austin W. Marxe
                   Austin W. Marxe
                   Managing Director


                                   Page 12 of 13 Pages





               AWM INVESTMENT COMPANY, INC.


               By: /s/ Austin W. Marxe
                   Austin W. Marxe
                   President and CEO





                    /s/ Austin W. Marxe
                    AUSTIN W. MARXE



                    /s/David M Greenhouse































                                   Page 13 of 13 Pages





                          EXHIBIT A


     This Exhibit explains the relationship between the Reporting Persons. MG Advisers, L.L.C. (MG), a New York limited liability company, is the general partner of the Special Situations Private Equity Fund, L.P. (SSPE), a Delaware Limited Partnership. SST Advisers, L.L.C.(SSTA), a Delaware limited liability company, is the general partner of and investment adviser to the Special Situations Technology Fund, L.P.(SST). AWM Investment Company, Inc.(AWM), a Delaware corporation, is a registered investment advisers under the Investment Advisers Act of 1940 and serves as the general partner of and investment adviser to the Special Situations Cayman Fund, L.P.(CAY), a Cayman Islands limited partnership. Austin W. Marxe and David M. Greenhouse are the principal owners of MG, SSTA and AWM and are principally responsible for the selection, acquisition and disposition of the portfolios securities by the investment advisers on behalf of their Fund.